================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                               ELBIT SYSTEMS LTD.

                                (Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 1.00 NEW ISRAELI SHEKELS
                     PER SHARE                                  M3760D101
--------------------------------------------------------        ---------

          (Title of class of securities)

                               ZVI FIRON, ADVOCATE
                FIRON KARNI SAROV & FIRON ADVOCATES AND NOTARIES
                              111 ARLOZOROV STREET
                             TEL-AVIV, ISRAEL 62097
                                  972-3-6950811
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                             (SEE EXPLANATORY NOTE)
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

CUSIP No. M3760D101                     13D/A                  Page 2

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Michael Federmann
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,100,000(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      12,100,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,100,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        30.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron Electronic Industries Ltd. ("Elron"), representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                    13D/A                  Page 3

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Federmann Enterprises Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,100,000(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      12,100,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,100,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        30.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron, representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                    13D/A                  Page 4

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Heris Aktiengesellschaft
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Liechtenstein


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,836,456(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      3,836,456

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,836,456(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        9.79%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron, representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                    13D/A                  Page 5

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Beit Federmann Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,100,000(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      12,100,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,100,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        30.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron, representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                    13D/A                  Page 6

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Beit Bella Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,100,000(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      12,100,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,100,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        30.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron, representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                    13D/A                  Page 7

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Beit Yekutiel Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           12,100,000(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      12,100,000

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,100,000(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        30.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

------------------------------
1 The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 7,815,448 shares of the Issuer that are owned by Elron, representing an additional 19.95% of the Issuer's outstanding ordinary shares, as a result of a shareholders agreement between Elron and certain of the Reporting Persons, a description of which is set forth on Schedule F. The Reporting Person disclaims beneficial ownership of such shares.

                                Explanatory Note

         This statement on Schedule 13D amends and replaces the statement on
Schedule 13D (the "Initial Schedule") previously filed with the Securities and Exchange Commission jointly by the Reporting Persons and Elron, a corporation organized and existing under the laws of the State of Israel with respect to the ordinary shares, par value New Israeli Shekel 1.0 per share (the "Ordinary Shares"), of Elbit Systems Ltd. (the "Issuer"). The filing of this Amendment No. 1 to Schedule 13D is not required under Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder since there has been no material change in the percentage of the Ordinary Shares beneficially held by the Reporting Persons. The Reporting Persons are causing this Amendment No. 1 to Schedule 13D to be filed with the Securities and Exchange Commission to clarify that the Reporting Persons will not file additional amendments to this Schedule 13D jointly with Elron in the future.

         This Amendment No. 1 to Schedule 13D restates information included in the Initial Schedule, in accordance with Rule 101(a)(2)(ii) of Regulation S-T under the 1934 Act.

Item 1.  Security and Issuer.
         --------------------

         The title and class of equity security to which this statement on
Schedule 13D relates is ordinary shares, nominal value 1.00 New Israeli Shekels per share, of the Issuer, a corporation existing under the laws of the State of Israel. The address of the Issuer's principal executive offices is Advanced Technology Center, Haifa, Israel 31053.

         The Ordinary Shares are traded on the NASDAQ National Market System and the Tel Aviv Stock Exchange.

         The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.  Identity and Background.
         ------------------------

         This statement is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. ("FEL"), Heris Aktiengesellschaft ("HF"), Beit Federmann Ltd. ("BFL"), Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL") (collectively, the "Reporting Persons" or the "Federmann Group") 2. Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel. Mr. Michael Federmann is the Chairman of the Board of Directors of each of FEL (see description below) and Dan Hotels Corp. Ltd., which is principally engaged in the business of operating luxury hotels in Israel. The address of Dan Hotels Corp. Ltd. is 99 Hayarkon Street, Tel Aviv, Israel. Mr. Michael Federmann is also the Chairman of the Board of Directors of the Issuer, which is principally engaged in the


-----------------------------
2 Mr. Yekutiel Federmann, who was one of the Reporting Persons in the Initial Schedule, passed away following the filing of the Initial Schedule.

development, manufacturing and integration of advanced, high-performance defense electronics systems. The address of the Issuer is set forth in Item 1 above. Mr. Michael Federmann is a citizen of the State of Israel.

         FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

         HF is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of HF is the holding of investments in private and public companies.

         Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 111 Arlozorov Street, Tel-Aviv, Israel, c/o Firon, Karni, Sarov & Firon, Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

         The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.

         During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On December 19, 1999, the Issuer, FEL, HF, Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. ("Elop") entered into a Merger Agreement (the "Merger Agreement"), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to FEL and HF, the shareholders of Elop, subject to adjustment as provided in the Merger Agreement. The merger transaction contemplated under the Merger Agreement was completed on July 2, 2000. The 12,100,000 Ordinary Shares issued to FEL and HF pursuant to the Merger Agreement were issued in consideration for the merger of Elop with and into the Issuer. A copy of the English translation of the Merger Agreement is attached hereto as Exhibit 2.

         To the knowledge of the Reporting Persons, Elron acquired 8,575,448 Ordinary Shares in November 1996 as a result of a Plan of Arrangement (the "Plan"), under Section 233 and 237 of the Israeli Companies Ordinance, undertaken by Elbit Ltd. ("Elbit"). The Plan divided Elbit into three separate companies: (i) Elbit Medical Imaging Ltd., which owned and operated all of Elbit's healthcare-related businesses; (ii) the Issuer, which owns and operates all of Elbit's defense-related businesses; and (iii) Elbit, which owned and operated all of Elbit's other businesses. Pursuant to the Plan, Elbit distributed one Ordinary Share of the Issuer for each outstanding share of Elbit. Elron owned 8,575,448 ordinary shares of Elbit before the Plan was consummated and therefore received 8,575,448 Ordinary Shares pursuant to the Plan.

         Since the consummation of the Plan and through the date of filing of this Schedule 13D/A, to the knowledge of the Reporting Persons, the number of Ordinary Shares held by Elron has been reduced.

Item 4.  Purpose of Transaction.
         -----------------------

         The Reporting Persons acquired the Ordinary Shares referred to in the first paragraph of Item 3 above on July 2, 2000 upon completion of the merger transaction contemplated by the Merger Agreement. At that time, the Reporting Persons were beneficial owners of shares of capital stock of Elop and therefore were entitled under the Merger Agreement to receive the Ordinary Shares upon effectiveness of the merger in exchange for their shares of Elop.

         Elron acquired the Ordinary Shares referred to in the second paragraph of Item 3 above pursuant to the Plan undertaken by the Board of Directors and shareholders of Elbit.

         Adjustments to the Merger Consideration. The number of Ordinary Shares issued pursuant to the Merger Agreement was subject to adjustment as provided in the Merger Agreement. If any of the representations made by any of the parties to the Merger Agreement was incorrect, an adjustment would be made to the number of shares issued to the Reporting Persons. If the incorrect representation was made by the Issuer, additional Ordinary Shares would be issued to the Reporting Persons, and if the incorrect representation was made by Elop and/or its shareholders, the Reporting Persons would transfer a portion of the Ordinary Shares issued to them to a wholly owned subsidiary of the Issuer. Notwithstanding the foregoing, no adjustment would be made unless the cumulative dollar amount of all adjustments exceeded US $16 million, other than in cases of misrepresentations relating to the share capital of the Issuer or of Elop, in which case an adjustment would be made regardless of the aggregate dollar amount of all adjustments. The right to request an adjustment pursuant to the Merger Agreement was available until the earlier of:

         (i) the date on which the Issuer's Board of Directors approved the Issuer's consolidated financial statements for the year ended December 31, 2002; and

         (ii)     April 30, 2003.

         The period during which a request for adjustment could be made has elapsed without any adjustments made to the number of Ordinary Shares issued pursuant to the Merger Agreement.

         Changes in the Issuer's Board and Management. Pursuant to the Merger Agreement, immediately following consummation of the merger, eleven directors served on the Issuer's Board of Directors. These directors included two Independent (External) Directors, four directors nominated by Elron, four directors nominated by the Reporting Persons, and the President, who is a member of the Board of Directors. Although the President may participate in all meetings of the Issuer's Board of Directors, the President may not vote in connection with any resolution of the Board of Directors if his vote constitutes the determining vote on a resolution. In addition, immediately following consummation of the merger, Michael Federmann served as the Chairman of the Board of Directors of the Issuer, Joseph Ackerman continued to serve as President of the Issuer and Jacob Toren, who immediately prior to the merger was the Managing Director of Elop, served as a director of the Issuer and as Chairman of the Merger Committee of the Issuer's Board of Directors for the period of the merger (note that Mr. Toren has since resigned from the foregoing positions).

         Shareholders' Agreement. Concurrently with the signing of the Merger Agreement, on December 19, 1999 Elron, FEL and HF entered into a Shareholders' Agreement which governs the relations between Elron, FEL and HF as shareholders of the Issuer following the merger. A description of that agreement is attached hereto as Schedule F, and is incorporated herein by reference.

         Subject to certain restrictions set forth in the shareholders' agreement (see Schedule F, "Restrictions on Sales and Purchases of Company Shares"), the Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of July 1, 2003, the Reporting Persons beneficially owned an aggregate of 12,100,000 Ordinary Shares, representing approximately 30.88% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 39,175,069 Ordinary Shares outstanding as of the close of business on July 1, 2003, as reported in the Issuer's Form 6-K dated July 15, 2003).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

         (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transactions in the Ordinary Shares during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

         On July 2, 2000, upon consummation of the merger transaction contemplated by the Merger Agreement, Elron, FEL and HF entered into a Registration Rights Agreement which governs the rights and obligations of the parties with respect to the registration of their Ordinary Shares for sale in the United States. A description of that agreement is set forth on Schedule G, and is incorporated herein by reference.

         An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.
Exhibit 2(3) English translation of Merger Agreement dated December 19, 1999 by and between Elbit Systems Ltd., Elop Electro-Optics Industries Ltd., Federmann Enterprises Ltd., Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft) and Rehovot Instruments Ltd.
Exhibit 3(3) English translation of Shareholders' Agreement dated December 19, 1999 by and between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft).
Exhibit 4(3) Registration Rights Agreement dated July 2, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft).

-----------------------------

3 Exhibits 2, 3 and 4 are not filed herewith, in accordance with Rule 101(a)(2)(ii) of Regulation S-T under the 1934 Act.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2003

                                          /s/ Michael Federmann
                                           -------------------------------------
                                              Michael Federmann


                                       FEDERMANN ENTERPRISES LTD.


                                       By: /s/ Michael Federmann
                                           -------------------------------------
                                           Name: Michael Federmann
                                           Title: Chairman of the Board


                                       HERIS AKTIENGESELLSCHAFT


                                       By: /s/ Prasidial Management Anstalt
                                           -------------------------------------
                                           Name: Prasidial Management Anstalt
                                           Title: Director


                                       BEIT FEDERMANN LTD.


                                       By: /s/ Michael Federmann
                                           -------------------------------------
                                           Name: Michael Federmann
                                           Title:  Director


                                       BEIT YEKUTIEL LTD.


                                       By: /s/ Michael Federmann
                                           -------------------------------------
                                           Name: Michael Federmann
                                           Title:  Director


                                       BEIT BELLA LTD.

                                       By: /s/ Michael Federmann
                                           -------------------------------------
                                           Name: Michael Federmann
                                           Title:  Director

                          SCHEDULE A TO SCHEDULE 13D/A


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                           FEDERMANN ENTERPRISES LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
-----                                    -------                                ----------
Directors
---------
Bella Federmann                          Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        Hayarkon 87 St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd.,
                                                                                Dan Hotels Corp. Ltd. and Elbit
                                                                                Systems Ltd.

Samuel Federmann                         Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Liora Federmann                          Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Officers
--------


Dov Ninveh                               Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Aharon Beth-Halachmi                     Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel



* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE B TO SCHEDULE 13D/A


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.



                            HERIS AKTIENGESELLSCHAFT
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------


                                         PRESENT                                PRESENT
NAME AND                                 BUSINESS                               PRINCIPAL
CITIZENSHIP                              ADDRESS                                OCCUPATION
-----------                              -------                                ----------

Directors
---------

Prasidial                                Aeulestrasse 38                        Management Company
Management Anstalt                       Fl-9490 Vaduz
                                         Forstentum Liechtenstein

Tim Schneider                            Joseph-Rheinberger-Str. 9,             Manager
Liechtenstein                            Vaduz, Liechtenstein

Dr. Christof Ebersberg                   Schlatt Str. 441 A Ruggell             Manager
Liechtenstein


Officers
--------

None

                          SCHEDULE C TO SCHEDULE 13D/A
                          ----------------------------


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                               BEIT FEDERMANN LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
-----                                    -------                                ----------
Directors
---------
Bella Federmann                          Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        Hayarkon 87 St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Officers
--------

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE D TO SCHEDULE 13D/A
                          ----------------------------


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                                 BEIT BELLA LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
-----                                    -------                                ----------
Directors
---------
Bella Federmann                          Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        Hayarkon 87 St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel


Officers
--------

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                           SCHEDULE E TO SCHEDULE 13D/A
                           --------------------------


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                               BEIT YEKUTIEL LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
-----                                    -------                                ----------
Directors
---------
Bella Federmann                          Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        Hayarkon 87 St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         Hayarkon 87 St.                        Manager
                                         Tel-Aviv, Israel


Officers
--------

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE F TO SCHEDULE 13D/A
                          ----------------------------


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                     DESCRIPTION OF SHAREHOLDERS' AGREEMENT

         The following description of certain provisions of the shareholders' agreement (the "Shareholders' Agreement") dated December 19, 1999 among Elron, FEL and HF was taken from the proxy statement of the Issuer dated February 28, 2000 for the extraordinary general meeting of shareholders of the Issuer held in connection with the merger of Elop Electro-Optics Industries Ltd. ("Elop") into the Issuer (the "Merger"). A translation of the Shareholders' Agreement into English is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. Please read that agreement in its entirety for a more complete description of the terms and provisions of that agreement.

         On December 19, 1999 Elron and the Federmann Group entered into the Shareholders' Agreement which governs the relations between Elron and the Federmann Group as shareholders of the Issuer following the Merger.


CORPORATE GOVERNANCE

         The parties agreed that following consummation of the Merger, so long as the holdings of each of them do not fall below 15% of the issued share capital of the Issuer:

      o The parties shall vote their ordinary shares to cause the Board of Directors of the Issuer to have eleven members. The members of the Board of Directors shall consist of four directors nominated by Elron, four directors nominated by the Federmann Group, the two existing independent directors and the President of the Issuer. All committees of the Board of Directors shall be equally represented by the Board nominees of Elron and the Federmann Group.

      o The Federmann Group shall be entitled to nominate a candidate to replace the first of the two independent directors who vacates his appointment as director of the Issuer upon the termination of his term as a member of the Board of Directors. Elron shall be entitled to nominate a candidate to replace the second of the two independent directors who vacates his appointment as director of the Issuer upon the termination of his term as a member of the Board of Directors. Each party must vote its ordinary shares to support the election of the candidate nominated by the other party as a replacement for an independent director. This arrangement shall continue with respect to the election of candidates to fill the position of independent directors so long as the Issuer is required to have independent directors.

      o The President and Chief Executive Officer of the Issuer shall also serve as a director of the Issuer, provided that he may not vote on any resolution of the Board if his vote is capable of deciding whether the resolution is passed or not. The President will be invited to participate in all of the meetings of the Board of Directors.

      o The Chairman of the Board of Directors shall be elected by the shareholders from among the members of the Board of Directors. The Federmann Group shall nominate a candidate for the office of Chairman of the Board after it has consulted on this matter with Elron. The first candidate for the office of Chairman of the Board shall be Mr. Michael Federmann, who will be elected as Chairman of the Board from the Closing Date of the Merger. Each party must vote its ordinary shares to support of the appointment of the candidate nominated by the Federmann Group for the office of Chairman.

      o Joseph Ackerman shall continue to serve as the President and Chief Executive Officer of the merged Company for a period of three years from the Closing Date, as will be specified in his employment agreement. The Board of Directors may extend the term of office of Mr. Ackerman for additional years. Following the end of Mr. Ackerman's term of office, Elron will nominate a candidate for the office of President and Chief Executive Officer of the Issuer, after consulting on this matter with the Federmann Group. The President and Chief Executive Officer shall be elected by the Board of Directors and his appointment shall be subject to shareholder approval. Each party must vote its ordinary shares to support of the appointment of the candidate nominated by Elron for the office of President and Chief Executive Officer of the Issuer.

      o Jacob Toren will be nominated as a member of the Board of Directors of the Issuer as one of the nominees of the Federmann Group, and will be employed by the Issuer as Chairman of the Merger Committee of the Board of Directors for the period of the Merger, as will be specified in his employment agreement.

      o Except as provided otherwise in the Issuer's Articles of Association, as amended, resolutions of the Board of Directors shall be carried by a simple majority vote of the members participating in the vote. No member of the Board of Directors (including the Chairman) shall have more than one vote. According to Article 23(a) of the Issuer's Articles of Association, any resolution with respect to the following issues shall require a special majority of seven (7) Directors and unless seven (7) Directors vote in favor of such resolution, the resolution will be deemed rejected:

         (a) The number of Directors and their appointment.

         (b) The amendment of the Articles of Association of the Issuer.

         (c) Declaration of dividends.

         (d) Issuance of shares.

         (e) Voluntary liquidation.

         (f) Reorganization.

         (g) The purchase and sale of material assets.

         (h) Entering into a new line of business.

         (i) Appointment of the Issuer's auditors.

      o The parties shall coordinate between them in advance on the manner in which they will vote their shares at any meeting of shareholders of the Issuer. Except as provided above, the parties shall vote their shares against any proposed resolution at any meeting of shareholders of the Issuer unless they agree in writing in advance to vote in favor thereof.

         Should the holdings of one (but not both) of the parties fall below 15% (but not below 5%) of the issued share capital of the Issuer, the number of directors that such party shall be entitled to nominate to the Board of Directors shall be determined by the number of directors then nominated for election (excluding the President and any independent directors), multiplied by the number of shares then held by such party, divided by the total number of Company shares held by both parties, with the result rounded to the nearest whole number. The other party shall be entitled to nominate all other members of the Board of Directors and to appoint the Chairman of the Board and the President and the Chief Executive Officer.

RESTRICTIONS ON SALES AND PURCHASES OF COMPANY SHARES

         The parties agreed that following the Closing Date of the Merger, so long as one of the parties holds at least 15% of the issued share capital of the Issuer and so long as the other party holds at least 5% of the issued share capital of the Issuer, no transfer of shares of the Issuer by either party shall be valid unless made in accordance with the following provisions:

      o A transfer prior to January 1, 2003 shall be prohibited if, as a result of such transfer, the party's holdings fall below 15% of the issued share capital of the Issuer.

      o During the period commencing on January 1, 2003 and ending on December 31, 2004, neither party shall transfer shares of the Issuer if, as a result of such transfer, such party's holdings fall below 15% of the issued share capital of the Issuer, unless:

      1. shares constituting 15% or more of the issued share capital of the Issuer are transferred; and

      2. all of the obligations and rights of the transferring party pursuant to the Shareholders' Agreement have been assigned and transferred to the buyer, with the buyer's assumption of all obligations thereunder, and written notice to this effect signed by both the transferor and the buyer has been given to the other party prior to the transfer.

      o In the period following January 1, 2005, no party shall transfer, as part of a single transaction, shares of the Issuer constituting 15% or more of the issued share capital of the Issuer unless all of the obligations and rights of the transferring party pursuant to the Shareholders' Agreement have been assigned and transferred to the buyer, with the buyer's assumption of all obligations thereunder, and written notice to this effect signed by both the transferor and the buyer has been give to the other party to the Shareholders' Agreement prior to the transfer.

         The Shareholders' Agreement provides for rights of first refusal in the event that a party desires to transfer Company shares to a third party buyer. The party wishing to sell its Company shares must initially offer them to the other party on the same terms offered by the buyer. The Shareholders' Agreement also provides for tag along rights in the event that a party desires to transfer Company shares to a third party buyer. The party wishing to sell its Company shares must enable the other party to participate in the sale of Company shares to a third party buyer, unless the selling party wishes to (i) sell more than 15% of the Issuer issued shares capital, and (ii) the third party buyer assumes the obligations of the selling party under the Shareholders' Agreement. The foregoing provisions do not apply to any transfer made by a party to any person or entity that it controls or that controls such party or that is under common control with such party. The right of first refusal and tag along right shall also apply to any transfer of shares of Federmann Enterprises Ltd. or Heris Finanz A.G. (now known as Heris Aktiengesellschaft), respectively, if Company shares held by such entity at any time constitute in excess of 90% of the total assets of that entity.

         The Shareholders' Agreement also provides for purchase participation rights. In the event that a party purchases Company shares, the other party shall be entitled to participate in this purchase on the same terms as the first-mentioned party on a pro-rata basis based on the number of Company shares held by the parties. However, this participation right shall not apply any purchases made by Elron until Elron's shareholdings in the Issuer equal those of the Federmann Group.

         Despite the foregoing restrictions on sales of Company shares, subject to applicable securities laws and the rules of any applicable stock exchange, each party shall be entitled to sell Company shares on any stock exchange (including the NASDAQ Stock Market) in quantities not exceeding, in any given calendar quarter, 1% of the issued share capital of the Issuer.

TERMINATION OF THE AGREEMENT

         The Shareholders' Agreement shall remain in effect until the earlier of
(i) December 18, 2014 and (ii) the date on which the holdings of any party falls below 5% of the Issuer's issued share capital, provided that all the rights and obligations of such party under the Shareholders' Agreement have not been previously transferred or transferred concurrently with such reduction to a new party (in which case the Shareholders' Agreement will not terminate but will bind the new party).

                           SCHEDULE G TO SCHEDULE 13D/A
                           --------------------------


         Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                  DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

         The following description of certain provisions of the registration rights agreement (the "Registration Rights Agreement") dated July 2, 2000 by and among the Issuer, Elron, FEL and HF was taken from the proxy statement of the Issuer dated February 28, 2000 for the extraordinary general meeting of shareholders of the Issuer held in connection with the merger of Elop Electro-Optics Industries Ltd. ("Elop") into the Issuer (the "Merger"). The Registration Rights Agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. Please read this agreement in its entirety for a more complete description of the terms and provisions of that agreement.

         Upon consummation of the transactions contemplated under the Merger Agreement, Elron, the Federmann Group and the Issuer entered into a registration rights agreement. Under this agreement, Elron and the Federmann Group each may twice require the Issuer to register their ordinary shares for sale in the United States. No shareholder may demand registration of ordinary shares less than one hundred and eighty (180) days following the effective date of any registration statement previously filed by the Issuer pursuant to a demand registration. The Issuer has the right to delay filing of a registration statement in certain circumstances.

         Elron and the Federmann Group will also have an unlimited number of "piggyback" registration rights. This means that any time these shareholders propose to file a registration statement with the Commission in connection with any public offering of any ordinary shares, whether for the account of the Issuer or any shareholder of the Issuer, Elron and the Federmann Group each may require the Issuer to include its ordinary shares in that offering and sale.

         The registration rights of Elron and the Federmann Group, respectively, terminate if such shareholder and its affiliates collectively cease to own ordinary shares representing in the aggregate at least five percent (5%) of the then issued and outstanding shares of the Issuer or any successor corporation. In addition, the Federmann Group has agreed to not exercise its registration rights during the restriction period applicable to the ordinary shares it will receive as part of the Merger Consideration.

         The Issuer has agreed to pay all expenses that result from the registration of ordinary shares under the registration rights agreement (other than fees and disbursements of counsel to the shareholders, all underwriting fees, commissions and discounts with respect to the sale of any ordinary shares and any transfer taxes incurred in such sale). The Issuer has also agreed to indemnify each of Elron and the Federmann Group against liabilities that may result from misrepresentations or omissions in any registration statement filed under the registration rights agreement or any violation of federal or state securities laws in connection with any registration made thereunder (other than those liabilities caused by any act or omission such shareholder).

                                  EXHIBIT INDEX


Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd..

Exhibit 2* English translation of Merger Agreement dated December 19, 1999 by and between Elbit Systems Ltd., Elop Electro-Optics Industries Ltd., Federmann Enterprises Ltd., Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft) and Rehovot Instruments Ltd.

Exhibit 3* English translation of Shareholders' Agreement dated December 19, 1999 by and between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft).

Exhibit 4* Registration Rights Agreement dated July 2, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft).


* Exhibits 2, 3 and 4 are not filed herewith, in accordance with Rule 101(a)(2)(ii) of Regulation S-T under the 1934 Act.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

                This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of ordinary shares, nominal value 1.00 New Israeli Shekels per share, of Elbit Systems Ltd. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 13, 2003

                                         /s/ Michael Federmann
                                      ------------------------------------------
                                             Michael Federmann


                                      FEDERMANN ENTERPRISES LTD.


                                      By: /s/ Michael Federmann
                                          --------------------------------------
                                          Name: Michael Federmann
                                          Title: Chairman of the Board


                                      HERIS AKTIENGESELLSCHAFT


                                      By:  /s/ Prasidial Management Anstalt
                                           -------------------------------------
                                           Name: Prasidial Management Anstalt
                                           Title: Director


                                      BEIT FEDERMANN LTD.


                                      By: /s/ Michael Federmann
                                          --------------------------------------
                                          Name: Michael Federmann
                                          Title:  Director


                                      BEIT YEKUTIEL LTD.


                                      By: /s/ Michael Federmann
                                          --------------------------------------
                                          Name: Michael Federmann
                                          Title:  Director


                                      BEIT BELLA LTD.

                                      By: /s/ Michael Federmann
                                          --------------------------------------
                                          Name: Michael Federmann
                                          Title:  Director